FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2003

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F    X     Form 40-F
                                                ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Banco Itau Holding Financeira S.A.
                                                      (Registrant)


Date: March 28, 2003        By:     /s/ Alfredo Egydio Setubal
                                    --------------------------
                                    Name:     Alfredo Egydio Setubal
                                    Title:    Investor Relations Officer

                            By:     /s/ Silvio Aparecido de Carvalho
                                    --------------------------------
                                    Name:     Silvio Aparecido de Carvalho
                                    Title:    Chief Accounting Officer

                                  EXHIBIT INDEX
                                  -------------

99.1 Announcement - The Administrative Council unanimously decided to establish a system of monthly stockholder payments of interest on capital to be adopted by the company

                                  EXHIBIT 99.1